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RECE
FEB 2 8 2002
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UST Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd., Suite 3320, 33rd Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph E. Hanlon (609) 734-7730
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10287
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3-22-02

AFFIRMATION

I, Joseph E. Hanlon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UST Securities Corp. (the "Company") for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph E Hanlon 2/26/02

Signature Date

Secretary/Treasurer

Title

Carol Ann Suntato

Notary Public

CAROL ANN SUNTATO
NOTARY PUBLIC OF NEW JERSEY
No. 2048640
My Commission Expires August 4, 2003

UST SECURITIES CORP.
(an indirect wholly-owned subsidiary of U.S. Trust Corporation)
(S.E.C. I.D. No. 8-29292)


FEB 28 2002

BALANCE SHEET
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


RECEIVED
FEB 28 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
UST Securities Corp.

We have audited the accompanying balance sheet of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

Deloitte
Touche
Tohmatsu

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

BALANCE SHEET
DECEMBER 31, 2001

Assets	
Cash and cash equivalents	$11,125,486
Equipment and office facilities - net	332,962
Receivables for commissions and interest	366,465
Goodwill	510,168
Other assets	576,216
Total	$12,911,297
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 28,891
Due to affiliate	477,574
Accrued expenses and other liabilities	1,936,507
Total liabilities	2,442,972
Stockholder's equity	
Common stock, stated value $50 - 2,500 shares authorized; 1,020 shares issued and outstanding	51,000
Additional paid-in capital	5,042,807
Retained earnings	5,374,518
Total stockholder's equity	10,468,325
Total	$12,911,297

See notes to financial statements.

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

NOTES TO BALANCE SHEET
YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UST Securities Corp. (the "Company") provides brokerage services to individuals and institutions located throughout the United States.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to useful lives of equipment, office facilities, buildings, and goodwill, fair value of financial instruments and future tax benefits. Actual results could differ materially from such estimates.

The following is a summary of the significant accounting policies:

a. *Basis of Presentation* - UST Securities Corp. (the "Company") is a wholly owned subsidiary of U.S. Trust Company of New Jersey (the "Parent"), which is a wholly owned subsidiary of U.S. Trust Corporation (the "Corporation"). On May 31, 2000, the Corporation completed its merger (the "Merger") with The Charles Schwab Corporation ("CSC"). Upon completion of the Merger, the Corporation became a wholly-owned subsidiary of CSC and CSC became a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended. Under the terms of the Merger agreement, the Corporation established a retention program for all U.S. Trust employees whereby the employees will receive cash compensation, contingent upon continued employment at the end of the two-year period following the completion of the Merger. In addition, under the terms of the Merger agreement, employees received approximately 3,000 shares of CSC common stock in the form of stock options, of which 50% vests upon the third anniversary of the Merger and 50% vests upon the fourth anniversary of the Merger.

   The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through Correspondent Services Corporation (a subsidiary of PaineWebber, Inc.) on a fully disclosed basis.

b. *Income Taxes* - The Company's results of operations are included in the consolidated U.S. Federal income tax return of CSC. The Company uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if the Company filed its Federal income tax return on a separate-company basis. State income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax law.

c. *Equipment and Office Facilities* - Equipment and office facilities are depreciated on a straight-line basis over the estimated useful lives of the assets of three to seven years. Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the assets or the life of the lease. Equipment and office facilities are stated at the cost net of accumulated depreciation and amortization of $732,293 at December 31, 2001.

d. *Pension Plan* - The Corporation provides pension and other postretirement benefits to qualifying employees hired before December 31, 2001 through the Employees' Retirement Plan of United States Trust Company of New York and Affiliated Companies (the "Plan"). Employees hired after December 31, 2001 will participate in an account balance plan similar to a profit sharing plan. The Plan is a trusteed, noncontributory, qualified defined benefit pension plan that provides pension benefits to substantially all employees. Benefits are based upon years of service, average compensation over the final years of service and the social security covered compensation. The Corporation's funding policy is consistent with the funding requirements of Federal laws and regulations. The Plan's investment assets are managed by United States Trust Company of New York (the "Trust Company"), a wholly owned subsidiary of the Corporation. The Plan's assets principally are invested in shares of various domestic and international equity, fixed income and money-market portfolios of the Excelsior Series of mutual funds. The Trust Company is the investment advisor of the Excelsior funds.

   The Corporation provides certain health care and life insurance benefits for all employees, certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

e. *Estimated Fair Value of Financial Instruments* - The Company considers the amounts recorded for the financial instruments on the balance sheet to be reasonable estimates of fair value.

f. *Goodwill* - The fair value paid as a result of the acquisition of investment management enterprises which is in excess of the fair value of the related net assets acquired is reported in goodwill and is amortized over the estimated useful life of 15 years. An impairment review is performed annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assessed the recoverablity of goodwill using undiscounted expected future cash flows. Goodwill is considered impaired when the undiscounted expected future cash flow is less than the carrying amount. There was no impairment for the year ended December 31, 2001.

g. *New Accounting Standards* - Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, was adopted by the company on January 1, 2001. This statement requires that all derivatives be recorded on the balance sheet at fair value. The effect of the accounting change was not material to the Company's balance sheet.

   On April 1, 2001, the Company completed its adopting of SFAS No. 140 - *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. The company adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to collateral, and in the second quarter of 2001 for transfers of financial assets and extinguishments of liabilities. Under SFAS No. 140, the Company is required to report the value of securities that it has received as collateral and which can in turn be used (or repledged) by the Company to generate financing such as securities lending, or to fulfill either

client-originated or proprietary short sale transactions. The Company is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The adoption of SFAS No. 140 did not have a material impact on the Company's balance sheet.

SFAS No. 142 - *Goodwill and Other Intangible Assets* was issued in June 2001, and establishes new standards for accounting for goodwill and intangible assets. The Company is required to adopt this statement effective on January 1, 2002. This statement requires that goodwill and certain intangible assets with an indefinite useful life not be amortized. This statement also requires that goodwill and certain intangible assets be tested at least annually under new impairment testing criteria. Amortization of the existing goodwill, which had a net book value of $510,168 as of December 31, 2001, will cease upon adoption. Except for the change in amortization, the Company does not expect the adoption of this statement to have a material impact on its balance sheet.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of two money market mutual funds with a combined market value of $11,054,515 and other cash and cash equivalents of $70,971 at December 31, 2001.

3. RENTAL COMMITMENTS

The Company conducts its business from office space that is leased by its Parent in Princeton, New Jersey and also from office space leased in Jersey City, New Jersey. The Princeton lease expires in 2011. Under a separate agreement with the Parent, the Company is charged for approximately 10% of the lease payments, including escalations, incurred by the Parent. The Jersey City lease expires in 2006 and is renewable for a five year period. The Company's obligation for future minimum rental payments under both leases, is as follows:

Year Ending December 31,	**Minimum Rentals**
2002	$ 268,766
2003	267,432
2004	266,919
2005	266,919
2006	168,383
Later years	457,334
Total minimum rental payments	$ 1,695,753

4. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $8,882,217, which was $8,719,353 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

The Company is exempt from the provisions of SEC Rule 15c-3 pursuant to paragraph (k)(2)(ii) as an introducing broker, clearing all security transactions with and for customers on a fully disclosed basis

with a clearing broker-dealer, and promptly transmitting all customer funds and securities to such clearing broker-dealer.

5. INCOME TAXES

The temporary differences that created a net deferred tax asset included in "other assets" is detailed below:

Deferred tax assets:	
Leasing	$ 25,684
Employee benefits and other	432,361
Total deferred tax assets	458,045
Deferred tax liability:	
Premises and equipment	(3,729)
Net deferred tax asset	$ 454,316

The Company determined that no valuation allowance against deferred tax assets at December 31, 2001 was necessary.

At December 31, 2001, the amount payable by the Company to the Corporation for Federal income taxes was $354,189 and is included in the "due to affiliate" caption in the balance sheet.

6. RELATED-PARTY TRANSACTIONS

Pursuant to an agreement, the Company processes trades for clients of the Trust Company.

Pursuant to a service agreement, the Trust Company and Parent provide certain operating and other administrative support services to the Company. Such services include payroll, accounting, and administration of health and other employee benefit plans.

7. EMPLOYEE BENEFIT AND PERFORMANCE COMPENSATION PLANS

Pension Plan - The Corporation uses the projected unit credit method to compute the vested benefit obligation, where the vested obligation is the actuarial present value of the vested benefits to which the employee is entitled based on the employee's expected date of separation or retirement. At December 31, 2001, the Plan was overfunded.

Performance Compensation Plans - The Corporation sponsors a 401(k) Plan (the "401(k) Plan"), covering all employees who satisfy a one-year service requirement. Depending upon the Corporation satisfying certain profitability criteria and other factors, eligible employees receive merit-based annual awards calculated as a percentage of such employees' compensation. Employees of the Company may receive awards under the Corporation's performance compensation plans. Awards to senior executive officers are calculated under the provision of the Executive Incentive Plan ("EIP"), while awards to other officers and other employees are governed by the terms of the Annual Incentive Plan ("AIP").

Health Care and Life Insurance Benefits - The Corporation provides certain health care and life insurance benefits for all employees, certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued in the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement through programs that are administered by the Trust Company. In addition, certain health care and life insurance benefits will be provided to qualifying employees and their eligible dependents upon the employee's retirement.

8. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker, Correspondent Services Corporation, are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of clearing brokers for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

UST Securities Corp.
525 Washington Blvd.
Suite 3320, 33rd Floor
Jersey City, New Jersey 07310

In planning and performing our audit of the financial statements and supplemental schedules of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP